Exhibit 99.1

Canterbury Park Holding Corporation Reports Third Quarter Results

Shakopee, MN – November 6, 2025 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC) today reported financial results for the three and nine months ended September 30, 2025.

($ in thousands, except per share data and percentages)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025	2024	Change		2025	2024	Change
Net revenues	$18,315	$19,284	(5.0%	)	$47,122	$49,585	(5.0%	)

Net income (loss) (1)	$487	$2,022	(75.9%	)	$(139)	$3,358	(104.1%	)

Adjusted EBITDA (2)	$2,814	$3,281	(14.2%	)	$6,626	$8,901	(25.6%	)

Basic EPS	$0.10	$0.40	(75.0%	)	$(0.03)	$0.67	(104.5%	)
Diluted EPS	$0.10	$0.40	(75.0%	)	$(0.03)	$0.67	(104.5%	)

(1)	Net income and basic and diluted EPS for the three and nine months ended September 30, 2024 benefited from a $1.7 million gain related to the transfer of land to a new joint venture.
(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues.

Management Commentary

“The quarterly results were consistent with year-to-date trends as we remain focused on increasing casino traffic and our ongoing growth and development strategies. Third quarter revenues of $18.3 million reflect a 5.0% decline versus the third quarter of 2024, largely related to reduced casino revenues partially as a result of low hold early in the quarter. Similar to recent prior quarters, casino visits and player counts remain relatively stable, while per patron wagering levels declined. We saw strong quarterly growth in our food and beverage operations and pari-mutuel revenues were in line with prior year results. Adjusted EBITDA of $2.8 million resulted in an adjusted EBITDA margin of 15.4%, reflecting lower casino revenue partially offset by a slight year-over-year decline in operating expenses. We continue to take measures to improve operating efficiencies, particularly labor which is our largest expense, while pursuing opportunities to continue to grow our entertainment and hospitality businesses and develop our real estate,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park.

“The third quarter marked the first full quarter of operation of the Boardwalk Kitchen & Bar, an upscale restaurant and live entertainment venue which opened to very positive customer response. Canterbury’s real estate joint venture partner, Trackside Holdings, LLC, completed construction in June at which time the lessee, Boardwalk Kitchen & Bar, began operations. The success of this venue, particularly the large outdoor patio located adjacent to the racetrack, is confirming the development opportunity of the unique experience and views of horses and the track’s greenspace. We are currently exploring additional entertainment and hospitality opportunities for the remaining trackside parcels that would add to the nearly 1,000 residential units, five restaurants and breweries, two music and entertainment venues, 57,000 square-feet of office space, and other distinct amenities already open in the trackside and adjacent Winner’s Circle developments. This, coupled with our successful events business, is validating our proof-of-concept of drawing more visitors to our destination for entertainment, gaming, dining and other experiences as we continue to unlock the monetary value of our real estate through our Canterbury Commons development. As such, Canterbury, in partnership with the City of Shakopee, continues to progress on our market analysis study with Hunden Partners to identify the highest and best use for our prime 25 acres of land near the amphitheater that could include office, retail, hospitality, entertainment venues or other opportunities.

“While our growth and efficiency initiatives are focused on maximizing cash flows from our existing gaming, F&B and entertainment operations, we believe that Canterbury’s record of consistent cash flow, return of capital through quarterly cash dividends and strong balance sheet are not reflected in our current valuation. Canterbury has no debt and our cash, tax increment financing (TIF) receivables and real estate joint ventures are valued at over $10 per share. In terms of liquidity, we had nearly $17 million, or approximately $3.28 per share, in cash and short-term investments at the end of the 2025 third quarter. In total, we had over $20 million, or approximately $3.95 per share, in TIF receivables on our balance sheet at quarter’s end, on which we expect to receive payments beginning later this quarter or very early in 2026. In addition, we’ve contributed a total of approximately $16 million, or approximately $3.20 per share, in land and cash to our real estate joint venture development projects for which we share in the economics. This estimated $10.43 per share value does not include the roughly 50 acres of land held for future development, the current value of which is not fully reflected on our balance sheet due to it being recorded on a cost basis. With the proven successes of our development and diversification initiatives and a pipeline of exciting growth opportunities, we remain committed to delighting our guests, serving our residents and delivering long-term value to shareholders.”

Canterbury Commons Development Update

The Company’s barn relocation and redevelopment plan is complete with over 300 new stalls completed and in operation. Swervo Development Corporation continues to make progress on the construction of its state-of-the-art 19,000-seat amphitheater, which will be operated by Live Nation Entertainment and is scheduled to open for a full season in the summer of 2026. Canterbury also completed a new road adjacent to the amphitheater which will unlock the high-value development potential of approximately 25 acres of prime land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●	Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park leased 93% of its available units.
o	In addition, Phase I of the Triple Crown Residences is now 52% leased.
●	98% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●

The pizza restaurant, fitness center and BBQ restaurant in the 10,000 square-foot commercial building within the Winners Circle development are in their first year of operation and finished their first summer of business at Canterbury with positive patronage.

●	Construction of an additional 28,000 square-foot commercial office building within the Winners Circle development is now complete.
o	Danny’s Construction occupies the entire second floor, and Edward Jones is putting the finishing touches on their build out of the first floor.
o	The building is 66% leased and marketing is underway for the remainder of the available space with strong initial interest.
●	Canterbury’s joint venture partner, Trackside Holdings, LLC, completed construction and transferred the building to the operating entity, Boardwalk Kitchen & Bar.
o	The food and beverage and entertainment space of the facility opened in late June and is experiencing a strong and positive reception from the public.
o	The restaurant and event space continue to create buzz with a strong social media presence, programming and entertainment.

Residential and commercial construction updates related to prior land sales include:

●	Pulte Homes of Minnesota continues development on the 45-unit third phase of its row home and townhome residences, and all the remaining lots are under contract or under construction.
o	Building exteriors and landscaping on the last units are expected to be complete on schedule and before winter.

Summary of 2025 Third Quarter Operating Results

Net revenues for the three months ended September 30, 2025 decreased 5.0% to $18.3 million, compared to $19.3 million for the same period in 2024. The year-over-year comparison reflects declines of 9.7%, 2.7%, and 11.1% in Casino, Pari-mutuel and Other revenues, respectively, partially offset by a 13.1% increase in Food and Beverage revenues. With the implementation of a new, point-of-sale system to improve speed of service, Food & Beverage was able to grow revenues on live racing and event days through increased overall transactions and average spend per customer. The year-over-year decreases in Casino revenues reflect increased competition as well as lower than average hold during the quarter, while Pari-mutuel revenues and Other revenues were impacted by one less live race day and decreased admission revenues from concerts.

Operating expenses for the three months ended September 30, 2025, were $17.3 million, a decrease of $106,000, or 0.6%, compared to operating expenses of $17.4 million for the same period in 2024. The year-over-year decrease in operating expenses primarily reflects a decrease in Purse expense, due primarily to the decreased Casino and Pari-mutuel revenues, offset in part by increased Advertising and Marketing expense intended to drive patronage to our property. Depreciation expense also increased due to the completion of large capital improvement projects over the past year. Salaries and Benefits, our largest expense line item, was essentially flat, compared to the same period in 2024.

The Company recorded a gain on transfer of land of $1.7 million in the three months ended September 30, 2024. There were no transfers of land or gains in the three months ended September 30, 2025.

The Company recorded a net loss of $936,000 and $1.4 million from equity investments for the three months ended September 30, 2025 and 2024, respectively. The loss in both periods is primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures. The decreased loss for the three months ended September 30, 2025 is due to the Doran I joint venture continuing to increase their leasing rate after fully re-opening in 2025.

The Company recorded income tax expense of $156,000 and $772,000 for the three months ended September 30, 2025 and 2024, respectively. The decrease in income tax expense is primarily due to a decrease in income from operations before taxes.

The Company recorded net income of $487,000 and diluted earnings per share of $0.10 for the three months ended September 30, 2025. The Company recorded net income of $2.0 million and earnings per share of $0.40 for the three months ended September 30, 2024 which benefited from the aforementioned $1.7 million gain on the transfer of land.

Adjusted EBITDA, a non-GAAP measure, was $2.8 million in the 2025 third quarter, compared to $3.3 million in the 2024 third quarter.

Summary of 2025 Year-to-Date Operating Results

Net revenues for the nine months ended September 30, 2025, decreased 5.0% to $47.1 million, compared to $49.6 million in the same period last year. The year-over-year comparison reflects declines of 7.3%, 7.4% and 0.6% in Casino, Pari-mutuel, and Other revenues respectively, partially offset by a 3.9% increase in Food and Beverage. The year-over-year decreases primarily reflect the previously noted increased competition impacting Casino revenues along with four less live race days impacting Pari-mutuel and Other revenues, while the increase in Food and Beverage revenues grew with overall attendance and events at our facility.

Operating expenses for the nine months ended September 30, 2025 were $45.0 million, an increase of $203,000, or 0.5%, compared to operating expenses of $44.8 million for the same period in 2024. The year-over-year increase in operating expenses primarily reflects increased Advertising and Marketing, Depreciation and Amortization, and Salaries and Benefits expenses, as mentioned above.

The Company recorded a gain on transfer of land of $1.7 million in the nine months ended September 30, 2024. There were no transfers of land or gains in the nine months ended September 30, 2025.

The Company recorded a net loss of $3.9 million and $3.4 million from equity investments for the nine months ended September 30, 2025 and 2024, respectively. The loss in both periods is primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures. The increased loss for the nine months ended September 30, 2025 is due to the year-ago period benefiting from the aforementioned $1.7 million gain on the transfer of land and the Doran Canterbury II joint venture opening in 2024, resulting in a full year of depreciation, amortization and interest expense.

The Company recorded an income tax benefit of $176,000 and income tax expense of $1.4 million for the nine months ended September 30, 2025 and 2024, respectively. The income tax benefit for the nine months ended September 30, 2025 compared to the income tax expense for the same period in 2024 is primarily due to a decrease in income before taxes from operations and a federal interest income tax refund received in the first quarter of 2025.

The Company recorded a net loss of $139,000 and a diluted loss per share of $0.03 for the nine months ended September 30, 2025. The Company recorded net income of $3.4 million and diluted earnings per share of $0.67 for the nine months ended September 30, 2024.

Adjusted EBITDA, a non-GAAP measure, was $6.6 million for the nine months ended September 30, 2025, compared to $8.9 million for the same period in 2024.

Additional Financial Information

Further financial information for the third quarter ended September 30, 2025, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about November 7, 2025.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense or benefit, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k) match expense as this match occurs in Company stock), gain on the transfer of land, depreciation and amortization related to equity investments, and interest expense related to equity investments. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; our obligation to make improvements in the TIF district that will only be reimbursed to the extent of future tax revenue; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contacts:
Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Joseph Jaffoni, Christin Armacost JCIR 212-835-8500 or cphc@jcir.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
OPERATING REVENUES:
Casino	$8,925,116	$9,878,660	$27,605,997	$29,780,059
Pari-mutuel	3,236,032	3,327,332	6,577,878	7,100,316
Food and beverage	3,507,789	3,102,706	7,199,300	6,930,086
Other	2,645,764	2,975,669	5,738,892	5,774,290
Total Net Revenues	$18,314,701	$19,284,367	$47,122,067	$49,584,751
OPERATING EXPENSES	(17,263,655)	(17,370,092)	(44,989,533)	(44,786,387)
Gain on transfer of land	-	1,732,353	-	1,732,353
INCOME FROM OPERATIONS	1,051,046	3,646,628	2,132,534	6,530,717
Other loss, net	(407,763)	(852,822)	(2,447,867)	(1,808,471)
INCOME TAX (EXPENSE) BENEFIT	(156,000)	(772,000)	176,000	(1,364,000)
NET INCOME (LOSS)	$487,283	2,021,806	$(139,333)	3,358,246

Basic Earnings (Loss) Per Share	$0.10	$0.40	$(0.03)	$0.67
Diluted Earnings (Loss) Per Share	$0.10	$0.40	$(0.03)	$0.67

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
NET INCOME (LOSS)	$487,283	$2,021,806	$(139,333)	$3,358,246
Interest income, net	(528,501)	(521,579)	(1,451,162)	(1,592,676)
Income tax expense (benefit)	156,000	772,000	(176,000)	1,364,000
Depreciation and amortization	1,026,994	936,033	2,944,900	2,676,092
EBITDA	1,141,776	3,208,260	1,178,405	5,805,662
Stock-based compensation	392,994	359,039	1,201,749	1,074,397
Gain on transfer of land	-	(1,732,353)	-	(1,732,353)
Depreciation and amortization related to equity investments	517,893	605,138	1,968,919	1,667,927
Interest expense related to equity investments	760,956	840,504	2,277,031	2,085,327
ADJUSTED EBITDA	$2,813,619	$3,280,588	$6,626,104	$8,900,960